Page 3

FORM 3
                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

                     Filed pursuant to Section 16(a) of the
                    Securities Exchange Act of 1934, Section
                       17(a) of the Public Utility Holding
                     Company Act of 1935 or Section 30(f) of
                       the Investment Company Act of 1940
-------------------------------------------------------------
1.   Name and Address of Reporting Person*

     Lehman Brothers Holdings Inc.
     (Last)                       (First)                         (Middle)

     745 Seventh Avenue
                                  (Street)

     New York,                    New York                        10019
     (City)                       (State)                         (Zip)

-------------------------------------------------------------
2.   Date of Event Requiring Statement (Month/Day/Year)
     07/25/2002
-------------------------------------------------------------
3. IRS Identification Number of Reporting Person, if an Entity (Voluntary) 13-3216325
-------------------------------------------------------------
4.   Issuer Name and Ticker or Trading Symbol
     Hecla Mining Corporation (HL)
-------------------------------------------------------------
5.   Relationship of Reporting Person to Issuer
      (Check all applicable)
      [_]  Director                          [X]  10% Owner
      [_]  Officer (give title below)        [_]  Other (specify below)

-------------------------------------------------------------
6.   If Amendment, Date of Original (Month/Day/Year)

-------------------------------------------------------------
7.   Individual or Joint/Group Filing  (Check Applicable Line)

      [ ]  Form Filed by One Reporting Person
      [X]  Form Filed by More than One Reporting Person
-------------------------------------------------------------


FORM 3 (continued)

             Table I -- Non-Derivative Securities Beneficially Owned

1. Title of Security (Instr. 4)       2. Amount of Securities        3. Ownership          4. Nature of Indirect
                                         Beneficially Owned             Form: Direct (D)      BeneficialOwnership
                                         (Instr. 4)                     or Indirect (I)       (Instr. 5)
                                                                        (Instr. 5)

   Common Stock                           71,906                         I                     (1)




Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the Form is filed  by more  than one  Reporting  Person,  see  Instruction
5(b)(v).

 Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative   2. Date Exer-        3. Title and Amount of Securities   4. Conver-      5. Owner-      6. Nature of
   Security (Instr. 4)      cisable and          Underlying Derivative Security      sion or         ship           Indirect
                            Expiration           (Instr. 4)                          Exercise        Form of        Beneficial
                            Date                                                     Price of        Deriv-         Ownership
                                                                                     Deri-           ative          (Instr. 5)
                            (Month/Day/Year)                                         vative          Security:
                                                                                     Security        Direct
                                                                                                     (D) or
                                                                                                     Indirect
                                                                                                     (I)
                                                                                                     (Instr.5)
                            Date      Expira-    Title                Amount
                            Exer-     tion                            or
                            cisable   Date                            Number
                                                                      of
                                                                      Shares

Series B Cumulative         Immed.               Common Stock         400,317.3 (2)  $15.55             I               (1)
Convertible Preferred
Stock

Call Option                 Immed.    8/7/03     Series B Cumulative  124,500   (3)   (3)               I               (1)
(obligation to sell)                             Convertible
                                                 Preferred Stock



Explanation of Responses:

(1) This form is a joint filing with Lehman Brothers Inc. ("LBI"), a wholly-owned subsidiary of Lehman Brothers Holdings Inc. ("Holdings").

LBI, a broker/dealer registered under Section 15 of the Securities Exchange Act of 1934, is the actual owner of the shares of Common Stock and Series B Cumulative Convertible Preferred Stock (the "Preferred Stock") reported herein.

Under the rules and regulations of the Securities and Exchange Commission, Holdings may be deemed to be the beneficial owner of the shares of Common Stock and Preferred Stock owned by LBI.


(2) LBI owns 124,500 shares of the Preferred Stock. Each share of the Preferred Stock has a liquidation value of $50.00 and is convertible into approximately
3.2154 shares of Common Stock.


(3) The option represents the obligation of LBI to sell a basket of securities, of which the 124,500 shares of Preferred Stock owned by LBI form a part. The exercise price of the option to purchase the basket of securities is $307,391 (subject to adjustment in certain events). There is no specific exercise price for the Preferred Stock, as it cannot be purchased separately from the basket.

        /s/ Barrett S. DiPaolo
            Vice President and Authorized Signatory        9/11/2002
      **Signature of Reporting Person                       Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

                             JOINT FILER INFORMATION


Title of Security:         Series B Cumulative Convertible Preferred Stock

Issuer & Ticker Symbol:    Hecla Mining Corporation (HL)

Designated Filer:          Lehman Brothers Holdings Inc.

Other Joint Filer(s):

                           Lehman Brothers Inc.
                           745 Seventh Avenue
                           New York, New York 10019
                           EIN# 13-2518466



Date of Event
Requiring Statement:       July 25, 2002

Signature on behalf
of other above filer(s):   /s/ Barrett S. DiPaolo
                               Barrett S. DiPaolo
                               Vice President and Authorized Signatory